September 25, 2013

VIA EDGAR

John Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement (File No. 333-176875) of
BlackRock Kelso Capital Corporation (the “Corporation”)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Corporation hereby requests acceleration of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed on September 25, 2013 (the “Registration Statement”) so that it may become effective by September 26, 2013 or as soon thereafter as practicable.

The Corporation hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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40 East 52nd Street New York, NY 10022

Tel: (212) 810-5800 Fax: (212) 810-5801

The Corporation hereby requests that you notify Michael Hoffman (212-735-3406) or Eric Requenez (212-735-3742) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

BlackRock Kelso Capital Corporation

/s/ Corinne Pankovin
Name: Corinne Pankovcin
Title: Chief Financial Officer